EXHIBIT 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2011

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) interim unaudited consolidated financial statements for the three months ended March 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and by IFRS 1, First-time Adoption of IFRS (“IFRS 1”), as more fully described in Note 22 to the financial statements.  In addition, the following should be read in conjunction with the 2010 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2010 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com.  This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of May 6, 2011.

Highlights

•	Record revenue for the three months ended March 31, 2011 of $158.2 million, compared with $85.9 million in 2010.

•	Record net earnings for the three months ended March 31, 2011 of $122.2 million ($0.35 per share), compared with $50.6 million ($0.15 per share) in 2010.

•	Record operating cash flows for the three months ended March 31, 2011 of $127.2 million ($0.36 per share1) compared with $57.6 million ($0.17 per share1) in 2010.

•
Record attributable silver equivalent production for the three months ended March 31, 2011 of 6.2 million ounces (6.1 million ounces of silver and 2,900 ounces of gold), representing an increase of 10% over the comparable period in 2010 (5.0 million ounces of silver and 9,700 ounces of gold).

•
Silver equivalent sales for the three months ended March 31, 2011 of 4.9 million ounces (4.8 million ounces of silver and 2,500 ounces of gold), virtually unchanged compared to 2010 (4.4 million ounces of silver and 8,600 ounces of gold).

•	Total cash costs for the three months ended March 31, 2011 of $4.07 per silver equivalent ounce, compared with $4.04 per silver equivalent ounce in 2010.

•	Cash operating margin1 for the three months ended March 31, 2011 of $28.17, representing an increase of 114% over the comparable period in 2010.

•
As at March 31, 2011, approximately 3.0 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase in the first quarter of approximately 700,000 payable silver equivalent ounces.

•
On March 3, 2011, the Company announced that its Board of Directors had approved an inaugural quarterly cash dividend of $0.03 per common share ($0.12 per common share, annually). The initial dividend of $0.03 per common share was distributed on March 30, 2011.

•
On March 23, 2011, the Company announced that attributable proven and probable reserves increased by over nine percent in 2010, as a result of an increase of 80 million ounces of silver and 23,000 ounces of gold, to a record 954 million silver equivalent ounces. Over the same period, attributable measured and indicated resources increased by one percent, as a result of an increase of four million ounces of silver and 22,000 ounces of gold, to 377 million silver equivalent ounces. Attributable inferred resources increased by 22%, as a result of an increase of 89 million ounces of silver, to 497 million silver equivalent ounces.

1 Refer to discussion on non-IFRS measures.

SILVER WHEATON FIRST QUARTER REPORT [2]

•
Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project is forecast to commence production in the first half of 2013. Over 45% of the pre-production capital budget of $3.3-3.6 billion has been committed and earthworks are more than 65% complete. First concrete for the process plant will be poured in Q2 2011 and pre-strip mining is expected to begin in Q4 2011. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

•
Subsequent to quarter end, Randy Smallwood, the President and one of the founders of Silver Wheaton, was appointed Chief Executive Officer, replacing Peter Barnes who resigned effective April 11, 2011. Since 2004, Mr. Smallwood has been instrumental in building Silver Wheaton into the second largest silver company in the world.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW).  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements, relating to 19 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this Management’s Discussion and Analysis and Financial Statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended March 31, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

At March 31, 2011, the Company had approximately $564 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

SILVER WHEATON FIRST QUARTER REPORT [3]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. 1	Mexico	100%1	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% 2	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% 3	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years 4	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% 5	-	4 years 4	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resource Corp.	Canada	25%	-	Life of Mine	2-Oct-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine 6	5-Jun-07
Stratoni	European Goldfields Ltd. 7	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Nyrstar NV	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine 6	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a 8
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10

1)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

2)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.

3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

5)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
6)	With a nominal term of 50 years.
7)	95% owned by European Goldfields Ltd.
8)	Terms of the agreement not yet finalized.

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations (the “Luismin Agreement”) in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero.  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the

SILVER WHEATON FIRST QUARTER REPORT [4]

Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As of March 31, 2011, the Company has received approximately 41 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $407 million.  As at December 31, 2010, the San Dimas mine had proven and probable reserves of 62.9 million ounces of silver and inferred resources of 178.7 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of March 31, 2011, the Zinkgruvan mine has delivered approximately 11 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows in excess of $112 million.  As at June 30, 2010, Zinkgruvan had proven and probable silver reserves of 36.4 million ounces, measured and indicated silver resources of 15.7 million ounces and inferred silver resources of 12.6 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

As of March 31, 2011, Glencore has delivered approximately 14 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $150 million.  As at July 31, 2010, Yauliyacu had proven and probable silver reserves of 12.6 million ounces, measured and indicated silver resources of 21.8 million ounces and inferred silver resources of 95.1 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Peñasquito

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As of March 31, 2011, Goldcorp has delivered nearly 5 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $85 million.  As at December 31, 2010, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 276.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in these financial statements as part of Other mines.

As of March 31, 2011, the Minto mine has delivered approximately 0.3 million ounces of silver and 46,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of approximately $44 million.  As at December 31, 2010, Minto had proven and probable reserves of 2.1 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.5 million ounces of silver and 50,000 ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON FIRST QUARTER REPORT [5]

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of March 31, 2011, the Cozamin mine has delivered approximately 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $43 million.  As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corp. (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013.   Silver Wheaton will make total upfront cash payments of $625 million, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

Barrick’s Pascua-Lama project is forecast to commence production in the first half of 2013. Over 45% of the pre-production capital budget of $3.3-3.6 billion has been committed and earthworks are more than 65% complete. First concrete for the process plant will be poured in Q2 2011 and pre-strip mining is expected to begin in Q4 2011. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.   If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity.   As stated by Barrick in its 2010 year end Management Discussion & Analysis, Barrick’s view is that its activities do not take place on glaciers and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas.  Barrick also states that it believes that the new federal law is unconstitutional, and that it believes it is legally entitled to continue its current activities on the basis of existing approvals.  In this regard, in November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal legislation, suspending the application of the legislation in the Province and in particular relating to Veladero and Pascua-Lama.  The actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.  It is possible that others may attempt to bring legal challenges seeking to restrict Barrick’s activities based on the new federal law.  Barrick indicates in its disclosure that it will vigorously oppose any such challenges.

As of March 31, 2011, Barrick has delivered in excess of 4 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $70 million.  As at December 31, 2010, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.9 million ounces, measured and indicated silver resources was 41.4 million ounces and inferred silver resources was 3.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 63.9 million ounces of proven and probable silver reserves.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON FIRST QUARTER REPORT [6]

Other

Other silver and gold interests consist of the following:

i.
An agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in these financial statements as part of the silver production and sales relating to San Dimas.

ii.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.	An agreement with Farallon Mining Ltd., a subsidiary of Nyrstar NV, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.
An agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

vi.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;

vii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;

viii.
An agreement with Pan American Silver Corp. (“Pan American”) to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized;

ix.	An agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

As of March 31, 2011, the Company has received nearly 10 million ounces of silver under these agreements, generating cumulative operating cash flows of $128 million.

SILVER WHEATON FIRST QUARTER REPORT [7]

Summary of Ounces Produced and Sold

	2011	2010				2009
(in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced
San Dimas 2	1,606	1,586	1,255	1,110	1,206	1,275	1,232	1,264
Zinkgruvan	500	428	508	478	387	505	415	480
Yauliyacu	683	651	633	692	737	783	750	870
Peñasquito	1,207	1,260	1,109	866	557	441	165	162
Cozamin	325	335	381	286	401	388	366	262
Barrick 3	722	458	682	697	780	756	223	-
Other 4	1,088	1,245	1,069	1,240	947	1,068	829	787
	6,131	5,963	5,637	5,369	5,015	5,216	3,980	3,825
Silver equivalent ounces of gold produced 5
Minto	97	205	402	522	645	471	233	428
Silver equivalent ounces produced	6,228	6,168	6,039	5,891	5,660	5,687	4,213	4,253
Silver ounces sold
San Dimas 2	1,748	1,438	1,274	1,076	1,206	1,264	1,234	1,254
Zinkgruvan	321	421	635	313	498	357	433	469
Yauliyacu	120	470	87	517	581	1,027	698	546
Peñasquito	941	1,169	692	656	424	191	190	130
Cozamin	271	411	306	412	281	359	384	213
Barrick 3	680	482	533	727	783	751	187	-
Other 4	741	1,139	750	943	654	725	848	326
	4,822	5,530	4,277	4,644	4,427	4,674	3,974	2,938
Silver equivalent ounces of gold sold 5
Minto	83	127	411	496	571	441	626	12
Silver equivalent ounces sold	4,905	5,657	4,688	5,140	4,998	5,115	4,600	2,950
Gold / silver ratio 5	33.0	49.7	57.7	65.4	66.3	62.7	62.9	70.5
Cumulative payable silver equivalent ounces produced but not yet delivered 6	3,018	2,275	2,174	1,403	1,437	1,035	1,026	1,000

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
2)
Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto and Campo Morado silver interests.
5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON FIRST QUARTER REPORT [8]

Quarterly Financial Review

	2011	2010				2009 1
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total silver ounces sold (000's)	4,822	5,530	4,277	4,644	4,427	4,674	3,974	2,938
Average realized silver price 2	$32.00	$26.41	$19.51	$18.46	$17.27	$17.63	$15.14	$14.04
Silver sales (000's)	$154,304	$146,030	$83,409	$85,759	$76,462	$82,409	$60,194	$41,268
Total gold ounces sold	2,524	2,562	7,127	7,584	8,611	7,033	9,953	145
Average realized gold price 2	$1,537	$1,384	$1,323	$1,219	$1,100	$1,158	$962	$925
Gold sales (000's)	$3,879	$3,547	$9,425	$9,245	$9,476	$8,142	$9,573	$135
Total silver equivalent ounces sold 3	4,905	5,657	4,688	5,140	4,998	5,115	4,600	2,950
Average realized silver equivalent price 2	$32.24	$26.44	$19.81	$18.48	$17.20	$17.70	$15.16	$14.04
Total sales (000's)	$158,183	$149,577	$92,834	$95,004	$85,938	$90,551	$69,767	$41,403
Average cash cost, silver 2, 4	$3.98	$3.97	$3.98	$3.97	$3.97	$3.97	$3.97	$3.99
Average cash cost, gold 2, 4	$300	$300	$300	$300	$300	$300	$300	$300
Net earnings (loss) (000's)
As reported under GAAP 5	-	$122,972	$69,234	$53,258	$44,630	$50,811	$33,565	$18,437
Adjustments under IFRS
(Loss) gain on fair value adjustment of warrants issued	-	(56,832)	(45,276)	(37,408)	6,306	(43,305)	(1,509)	5,543
Reallocation of realized gain on disposal of long-term investments	-	-	-	(151)	-	(55)	(30)	(132)
Income tax expense	-	(2,242)	(288)	(446)	(377)	-	-	-
As reported under IFRS	$122,176	$63,898	$23,670	$15,253	$50,559	$7,451	$32,026	$23,848
Earnings (loss) per share
Basic
As reported under GAAP 5	-	$0.35	$0.20	$0.16	$0.13	$0.15	$0.11	$0.07
IFRS adjustments	-	(0.17)	(0.13)	(0.12)	0.02	(0.13)	(0.01)	0.01
As reported under IFRS	$0.35	$0.18	$0.07	$0.04	$0.15	$0.02	$0.10	$0.08
Diluted
As reported under GAAP 5	-	$0.35	$0.20	$0.15	$0.13	$0.15	$0.11	$0.06
IFRS adjustments	-	(0.17)	(0.13)	(0.11)	0.00	(0.13)	(0.01)	0.01
As reported under IFRS	$0.34	$0.18	$0.07	$0.04	$0.13	$0.02	$0.10	$0.07
Cash flow from operations (000's)	$127,207	$124,687	$70,485	$66,990	$57,600	$70,981	$45,379	$26,452
Cash flow from operations per share 4
Basic	$0.36	$0.36	$0.20	$0.20	$0.17	$0.21	$0.14	$0.09
Diluted	$0.36	$0.36	$0.20	$0.19	$0.17	$0.21	$0.14	$0.09
Total assets (000's)	$2,757,065	$2,635,383	$2,363,943	$2,379,790	$2,286,425	$2,237,224	$2,299,770	$1,462,514
Total liabilities (000's)	$363,131	$373,434	$507,077	$613,115	$554,222	$513,299	$652,591	$156,614
Shareholders' equity (000's)	$2,393,934	$2,261,949	$1,856,866	$1,766,675	$1,732,203	$1,723,925	$1,647,179	$1,305,900

1)
2009 comparative figures have been presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP), with IFRS adjustments related to (i) the fair value adjustment on warrants issued and (ii) the reallocation of the realized accounting gain on the disposal of long-term investments in common shares held from a component of net earnings to a component of other comprehensive income.

2)	Expressed as United States dollars per ounce.
3)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

4)	Refer to discussion on non-IFRS measures.
5)	GAAP = Canadian Generally Accepted Accounting Principles.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON FIRST QUARTER REPORT [9]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

				Three Months Ended March 31, 2011
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) 3	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations
Silver
San Dimas	1,606	1,748	$58,371	$33.39	$4.04	$0.71	$50,051	$50,203
Zinkgruvan	500	321	11,049	34.41	4.08	1.69	9,195	9,606
Yauliyacu	683	120	3,523	29.36	3.98	5.02	2,443	3,045
Peñasquito	1,207	941	27,020	28.72	3.90	2.41	21,085	23,351
Cozamin	325	271	8,651	31.87	4.04	4.62	6,299	7,776
Barrick 4	722	680	21,663	31.84	3.90	3.55	16,595	17,451
Other 5	1,088	741	24,027	32.44	3.93	3.95	18,186	20,184
	6,131	4,822	$154,304	$32.00	$3.98	$2.33	$123,854	$131,616
Gold
Minto	2,925	2,524	3,879	1,537	300	168	2,697	2,870
Silver Equivalent 6	6,228	4,905	$158,183	$32.24	$4.07	$2.38	$126,551	$134,486
Corporate
General and administrative							(6,501)
Other							2,126
Total corporate							$(4,375)	$(7,279)
	6,228	4,905	$158,183	$32.24	$4.07	$2.38	$122,176	$127,207

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON FIRST QUARTER REPORT [10]

					Three Months Ended March 31, 2010
	Ounces produced 2	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) 3	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations
Silver
San Dimas	1,206	1,206	$20,851	$17.29	$4.04	$0.79	$15,033	$15,980
Zinkgruvan	387	498	8,557	17.19	4.04	1.72	5,692	5,704
Yauliyacu	737	581	10,135	17.44	3.97	3.47	5,809	7,849
Peñasquito	557	424	7,375	17.40	3.90	2.54	4,644	5,722
Cozamin	401	281	4,813	17.13	4.00	4.62	2,391	4,035
Barrick 4	780	783	13,498	17.24	3.90	3.50	7,705	8,410
Other 5	947	654	11,233	17.16	3.92	3.99	6,061	8,982
	5,015	4,427	$76,462	$17.27	$3.97	$2.61	$47,335	$56,682
Gold
Minto	9,729	8,611	9,476	1,100	300	233	4,885	5,752
Silver Equivalent 6	5,660	4,998	$85,938	$17.20	$4.04	$2.71	$52,220	$62,434
Corporate
General and administrative							(7,195)
Gain on fair value adjustment of warrants issued							6,306
Other							(772)
Total corporate							$(1,661)	$(4,834)
	5,660	4,998	$85,938	$17.20	$4.04	$2.71	$50,559	$57,600

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period  from the assets that produce both gold and silver.

For the three months ended March 31, 2011, net earnings and cash flow from operations were $122.2 million and $127.2 million, respectively, compared with $50.6 million and $57.6 million for the comparable periods in 2010, with the variance being attributable to the following factors:

•	85% increase in the average realized selling price of silver; and

•	A $2.7 million increase in corporate costs, as explained in the Corporate Costs section of this Management’s Discussion and Analysis ($2.4 million increase from a cash flow perspective).

SILVER WHEATON FIRST QUARTER REPORT [11]

Corporate Costs

	Three Months Ended March 31
(in thousands)	2011	2010
General and administrative	$5,246	$4,087
Equity settled stock based compensation (a non-cash item)	1,255	3,108
Total general and administrative	6,501	7,195
Gain on fair value adjustment of warrants issued	-	(6,306)
Foreign exchange gain	(4)	(32)
Other (income) expense	397	427
Deferred income tax (recovery) expense	(2,519)	377
Total corporate costs	$4,375	$1,661

For the three months ended March 31, 2011, corporate costs increased by $2.7 million over the comparable period in the previous year, primarily due to (i) a $6.3 million non-cash, fair value gain recorded during the first quarter of 2010 on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars and (ii) an increase in general and administrative costs of $1.2 million, primarily due to increased corporate activity.  These increases in costs were partially offset by (i) a non-cash deferred income tax recovery of $2.5 million recorded in the three months ended March 31, 2011 and; (ii) a $1.9 million decrease in equity settled stock based compensation (a non-cash item).

The Company incurred interest costs of $4.6 million during the first quarter of 2011, of which $4.3 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the period have been capitalized in relation to the Barrick silver interest.  For the same period in 2010, the Company incurred interest costs of $6.6 million, of which $6.2 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the comparable period in 2010 were capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin.  These non-IFRS measures do not have any standardized meaning prescribed by IFRS, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  During the three months ended March 31, 2011, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with IFRS, were $3.98 per ounce of silver and $300 per ounce of gold (2010 – $3.97 per ounce of silver and $300 per ounce of gold).

SILVER WHEATON FIRST QUARTER REPORT [12]

Liquidity and Capital Resources

As at March 31, 2011, the Company had cash and cash equivalents of $564.1 million (December 31, 2010 - $428.6 million) and working capital of $405.9 million (December 31, 2010 – $264.8 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

During the three months ended March 31, 2011, the Company generated operating cash flows of $127.2 million compared with $57.6 million during 2010, with the increase being primarily attributable to increased selling prices of silver and gold.

During the three months ended March 31, 2011, the Company had net cash outflows from financing activities of $13.3 million, primarily comprised of $10.6 million dividend payments as well as a scheduled principal repayment of $7.1 million relating to the Company’s non-revolving bank debt facility, partially offset by proceeds in the amount of $4.5 million from share purchase options and share purchase warrants exercised during the period.  During the first quarter of 2010, the Company had net cash outflows from financing activities of $3.8 million, primarily related to a scheduled principal repayment of the Company’s non-revolving bank debt facility, partially offset by proceeds from share purchase options and share purchase warrants exercised during the period.

During the three months ended March 31, 2011, the Company had net cash inflows relating to investing activities of $21.4 million, primarily related to proceeds received from the sale of 1.8 million common shares of Ventana Gold Corp.  During the first quarter of 2010, the Company had net cash outflows relating to investing activities of $1.9 million, which related primarily to the acquisition of 3.6 million common shares of Revett Minerals Inc. for total consideration of Cdn$1.2 million.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at March 31, 2011 as more fully described in Note 10 to the Financial Statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON FIRST QUARTER REPORT [13]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold

San Dimas	100% 3	-	$4.04	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.94	n/a	Life of Mine 8	5-Jun-07
Stratoni	100%	-	$3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90	n/a	Life of Mine 8	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON FIRST QUARTER REPORT [14]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$ 21,420	$ 78,620	$ -	$ -	$ 100,040	$ -	$ 100,040
Silver interest payments
Barrick	137,500	137,500	-	-	275,000	-	275,000
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	382	1,569	1,021	132	3,104	-	3,104
Other	453	767	206	-	1,426	-	1,426
Total contractual obligations	$ 159,755	$ 218,456	$ 1,227	$ 132	$ 379,570	$ 262,400	$ 641,970

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters did not have a material effect on the Company’s consolidated financial position or results of operations as at March 31, 2011.

Share capital

During the three months ended March 31, 2011, the Company received cash proceeds of $4.4 million (2010 - $3.3 million) from the exercise of 376,906 share purchase options (2010 – 320,850 share purchase options) at a weighted average exercise price of Cdn$11.34 per option (2010 – Cdn$10.53 per option).

As of May 6, 2011, there were 353,244,321 outstanding common shares, 2,521,850 share purchase options, 160,865 restricted share units and 2,715,131 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON FIRST QUARTER REPORT [15]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2011.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2011.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2011.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting were effective at the reasonable assurance level as of March 31, 2011.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON FIRST QUARTER REPORT [16]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2010, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	180.0	27.0	156.4	175.4	19.6	110.8	355.4	23.4	267.2	70%
Heap Leach	4.7	20.1	3.0	12.3	15.5	6.1	17.0	16.8	9.1	26%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.8	58.9	18.6	86.3	53.8	149.2	96.1	54.3	167.9	82%
Lagunas Norte(11)	4.7	4.5	0.7	55.3	3.7	6.6	60.0	3.8	7.3	21%
Pierina(11)	18.8	12.7	7.7	11.6	12.6	4.7	30.4	12.7	12.4	37%
Veladero(11)	5.3	13.3	2.3	86.8	15.0	42.0	92.1	14.9	44.3	6%
Yauliyacu(12)	1.2	98.6	3.8	2.1	128.8	8.8	3.3	118.0	12.6	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	302.6	2.7	26.4	76.7	2.9	7.2	379.3	2.8	33.6	49%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(14)	62.7	4.4	8.9	185.9	5.4	32.1	248.6	5.1	41.0	5%

Total Silver			419.7			522.3			942.0
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

SILVER WHEATON FIRST QUARTER REPORT [17]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%)	4.5	25.5	3.7	48.0	24.4	37.7	52.5	24.5	41.4
Yauliyacu(12)	0.2	150.1	1.0	4.3	152.4	20.9	4.5	152.3	21.8
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(14)	13.0	4.0	1.7	125.1	5.4	21.9	138.1	5.3	23.5

Total Silver			112.3			253.0			365.3
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON FIRST QUARTER REPORT [18]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	7.3	15.6	3.7
Yauliyacu(12)	16.8	176.6	95.1
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Los Filos(14)	224.4	6.0	43.6

TOTAL SILVER			494.3
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

SILVER WHEATON FIRST QUARTER REPORT [19]

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager, Mineral Resources), Peter Nahan, AusIMM (Senior Evaluation Engineer), both employees of Goldcorp Inc.
b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2010, other than the following:
a.	Resources and Reserves for Yauliyacu are reported as of July 31, 2010.
b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
d.	Resources for Mineral Park are reported as of December 29, 2006.
e.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
f.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008, Reserves and Resources for the G-9 deposit as of December 31, 2009.
g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
h.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $16.00 per ounce.
b.	Yauliyacu - $18.50 per ounce.
c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
d.	Rosemont –$10.00 per ounce.
e.	Mineral Park – $7.50 per ounce.
f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
h.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $17.00 per ounce of silver, unless otherwise noted below:
a.	Yauliyacu – $18.50 per ounce.
b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
c.	Rosemont – 0.2% Cu cut-off.
d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
e.	Mineral Park – $7.50 per ounce.
f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.
g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South

SILVER WHEATON FIRST QUARTER REPORT [20]

h.	West zone and El Largo, El Rey, Naranjo and Reforma deposits.
i.	Loma de La Plata – $12.50 per ounce
j.	Minto – $12.00 per ounce silver and $900 per ounce gold.
k.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
l.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone and $17.00 per ounce for the Elsa Tailings.
10.
The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Lagunas Norte, Pierina and Veladero was estimated by assuming 2010 production levels for the remaining three years.  This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2010 Proven and Probable Mineral Reserves as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.

12.
The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows.  Depending upon mine production levels, it is possible that these attributable Resources and Reserves may not be completely mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.	Los Filos Resources and Reserves now include the Bermejal deposit.
15.
The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON FIRST QUARTER REPORT [21]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2010 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2011, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON FIRST QUARTER REPORT [22]

Condensed Interim Consolidated Statements of Operations

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2011	2010
Sales	6	$158,183	$85,938
Cost of sales		$19,948	$20,167
Depletion		11,684	13,551
		$31,632	$33,718
Earnings from operations		$126,551	$52,220
Expenses and other income
General and administrative 1	7	$6,501	$7,195
Gain on fair value adjustment of warrants issued	12	-	(6,306)
Foreign exchange gain		(4)	(32)
Other (income) expense		397	427
		$6,894	$1,284
Earnings before tax		$119,657	$50,936
Deferred income tax recovery (expense)	18	2,519	(377)
Net earnings		$122,176	$50,559
Earnings per share	15
Basic		$0.35	$0.15
Diluted 2		$0.34	$0.13
Weighted average number of shares outstanding	15
Basic		352,898	342,334
Diluted		355,903	346,457
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,255	$3,108
2) Diluted earnings per share for the three months ended March 31, 2010 was calculated using net earnings adjusted for the gain on fair value adjustment of warrants issued.

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2011	2010
Net earnings		$122,176	$50,559
Other comprehensive income
Gain on long-term investments - common shares held	8	$16,792	$2,639
Deferred income tax expense	18	(2,099)	-
Total other comprehensive income		$14,693	$2,639
Total comprehensive income		$136,869	$53,198

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [23]

Condensed Interim Consolidated Balance Sheets

	Note	March 31	December 31	January 1
(US dollars in thousands - unaudited)		2011	2010	2010
Assets
Current assets
Cash and cash equivalents		$564,075	$428,636	$227,566
Accounts receivable	5	7,819	7,088	4,881
Other		854	727	1,027
Total current assets		$572,748	$436,451	$233,474
Non-current assets
Silver and gold interests	9	$1,905,841	$1,912,877	$1,928,476
Long-term investments	8	276,888	284,448	73,747
Other		1,588	1,607	1,852
Total non-current assets		$2,184,317	$2,198,932	$2,004,075
Total assets		$2,757,065	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$5,296	$9,843	$10,302
Current portion of bank debt	10	28,560	28,560	28,560
Current portion of silver interest payments	11	132,988	133,243	130,788
Total current liabilities		$166,844	$171,646	$169,650
Non-current liabilities
Deferred income taxes	18	$402	$822	$-
Liability for Canadian dollar share purchase warrants	12	-	-	51,967
Long-term portion of bank debt	10	71,480	78,620	107,180
Long-term portion of silver interest payments	11	124,405	122,346	236,796
Total non-current liabilities		$196,287	$201,788	$395,943
Total liabilities		$363,131	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	14	$1,807,497	$1,801,786	$1,497,095
Retained earnings		459,755	344,075	190,865
Long-term investment revaluation reserve (net of tax)		126,682	116,088	(16,004)
Total shareholders' equity		$2,393,934	$2,261,949	$1,671,956
Total liabilities and shareholders' equity		$2,757,065	$2,635,383	$2,237,549
Commitments and contingencies	10, 20

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [24]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2011	2010
Operating Activities
Net earnings		$122,176	$50,559
Items not affecting cash
Depreciation and depletion		11,754	13,616
Equity settled stock based compensation		1,255	3,108
Deferred income tax (recovery) expense		(2,519)	377
Gain on fair value adjustment of warrants issued	12	-	(6,306)
Other (income) expense		(67)	291
Change in non-cash operating working capital	16	(5,392)	(4,045)
Cash generated by operating activities		$127,207	$57,600
Financing Activities
Bank debt repaid	10	$(7,140)	$(7,140)
Share issue costs		-	(85)
Share purchase warrants exercised		61	167
Share purchase options exercised		4,395	3,294
Dividends paid		(10,595)	-
Cash applied to financing activities		$(13,279)	$(3,764)
Investing Activities
Silver and gold interests		$(2,857)	$(517)
Long-term investments		-	(1,135)
Proceeds on disposal of long-term investments		24,270	-
Other		(8)	(212)
Cash generated by (applied to) investing activities		$21,405	$(1,864)
Effect of exchange rate changes on cash and cash equivalents		$106	$120
Increase in cash and cash equivalents		$135,439	$52,092
Cash and cash equivalents, beginning of period		428,636	227,566
Cash and cash equivalents, end of period		$564,075	$279,658

Interest paid		$315	$399
Interest received		$198	$45

At March 31, 2011, the Company’s cash and cash equivalents consisted of $93.2 million in cash (December 31, 2010 - $154.1 million) and $470.9 million in cash equivalents (December 31, 2010 - $274.5 million).  Cash equivalents include short term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [25]

Condensed Interim Consolidated Statements of Shareholders’ Equity

	Issued Capital and Contributed Surplus					Long-Term Investment Revaluation Reserve (Net of Tax)		Total

(US dollars in thousands - unaudited)	Common Shares	Share Purchase Warrants	Share Purchase Options	Restricted Share Units	Retained Earnings	Share Price	Foreign Exchange
At January 1, 2010	$1,476,480	$7,414	$12,387	$814	$190,865	$(28,599)	$12,595	$1,671,956
Fair value of SBC 1	-	-	2,811	297	-	-	-	3,108
Options exercised 1	3,679	-	(385)	-	-	-	-	3,294
RSU's released 1	237	-	-	(237)	-	-	-	-
Warrants exercised 1	267	-	-	-	-	-	-	267
DIT recovery 1	377	-	-	-	-	-	-	377
Comprehensive income	-	-	-	-	50,559	397	2,242	53,198
At March 31, 2010	$1,481,040	$7,414	$14,813	$874	$241,424	$(28,202)	$14,837	$1,732,200
Fair value of SBC 1	-	-	3,166	1,458	-	-	-	4,624
Options exercised 1	37,167	-	(8,126)	-	-	-	-	29,041
RSU's released 1	380	-	-	(380)	-	-	-	-
Warrants exercised 1	260,947	-	-	-	-	-	-	260,947
Warrants expired 1	-	57	-	-	-	-	-	57
Realized loss on disposal of LTI's 1	-	-	-	-	(171)	219	(48)	-
DIT recovery 1	2,976	-	-	-	-	-	-	2,976
Comprehensive income	-	-	-	-	102,822	120,305	8,977	232,104
At December 31, 2010	$1,782,510	$7,471	$9,853	$1,952	$344,075	$92,322	$23,766	$2,261,949
Fair value of SBC 1	-	-	827	428	-	-	-	1,255
Options exercised 1	5,651	-	(1,256)	-	-	-	-	4,395
RSU's released 1	932	-	-	(932)	-	-	-	-
Warrants exercised 1	70	(9)	-	-	-	-	-	61
Realized gain on disposal of LTI's 1	-	-	-	-	4,099	(2,262)	(1,837)	-
Comprehensive income	-	-	-	-	122,176	7,840	6,853	136,869
Dividends paid 2	-	-	-	-	(10,595)	-	-	(10,595)
At March 31, 2011	$1,789,163	$7,462	$9,424	$1,448	$459,755	$97,900	$28,782	$2,393,934

1)
Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSU’s” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held; “DIT recovery” = Deferred Income Tax recovery related to share issue costs.

2)	On March 30, 2011, a dividend of $0.03 per common share was paid.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [26]

1. Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended March 31, 2011, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2011 were authorized for issue in accordance with a resolution of the board of directors dated on May 6, 2011.

2. Significant Accounting Policies

2.1. Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value.  The unaudited condensed interim consolidated financial statements are presented in US dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousands (US$ 000’s) unless otherwise noted.

2.2. Statement of Compliance

International Financial Reporting Standards (“IFRS”) require entities that adopt IFRS to make an explicit and unreserved statement in their first annual IFRS financial statements of compliance with IFRS.  The Company will make this statement when it issues its financial statements for the year ended December 31, 2011.

As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of IFRS (“IFRS 1”).  These financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 consolidated financial statements.  Those accounting policies are based on the IFRS standards and IFRIC interpretations that the Company expects to be applicable at that time.  The policies set out below were consistently applied to all the periods presented unless otherwise stated below.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these unaudited consolidated financial statements, management has amended certain accounting, valuation and consideration methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  The comparative figures for 2010 were restated to reflect these adjustments.  Certain information and footnote disclosures which are considered material to the understanding of the Company’s unaudited condensed interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS have been included in this interim report.  Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income are described in Note 22.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

SILVER WHEATON FIRST QUARTER REPORT [27]

2.3. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”) and Silverstone Resources (Barbados) Corp. (“SST Barbados”).

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest, and continue to be consolidated until the date that the Company ceases to own such controlling interest.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances and transactions between the Company and its subsidiaries are eliminated on consolidation.

2.4. Cash and Cash Equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash.

2.5. Revenue Recognition

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for a specified future period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. Final settlement is based on smelter weights, settlement assays and is priced as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the concentrate sales contract for accounting purposes. The concentrate sales contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At March 31, 2011, the Company had outstanding provisionally priced sales of $9.5 million consisting of 0.2 million ounces of silver and 2,900 ounces of gold, which had a fair value adjustment of approximately $1.1 million associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $1,600 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $2,800.  At December 31, 2010, the Company had outstanding provisionally priced sales of $25.3 million consisting of 0.9 million ounces of silver and 3,600 ounces of gold, which had a fair value adjustment of approximately $805,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $8,800 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,600.

2.6. Financial Instruments

In November 2009, the International Accounting Standards Board introduced IFRS 9, Financial Instruments (“IFRS 9”) (revised in October 2010), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2013, with early adoption permitted.  The Company has elected to adopt IFRS 9 and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities,

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as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7. Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value through Other Comprehensive Income (“FVTOCI”)

On initial recognition, the Company has made an irrevocable election to designate long-term investments in common shares held that are not held for trading as FVTOCI. The Company’s long-term investments in common shares held are not held for trading. Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, the Company has chosen to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value immediately in net earnings.

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of the long-term investment.

Dividends on these long-term investments in common shares held are recognized in net earnings in the period they are received under the classification “other (income) expense”.

Financial Assets at Fair Value through Net Earnings (“FVTNE”)

Warrants held by the Company for long-term investment purposes are classified as FVTNE. The Company has also classified cash and cash equivalents as FVTNE.

Financial assets at FVTNE are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification “other (income) expense”.

As discussed in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is remeasured at fair value on a quarterly basis. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Trade receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings, and

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized in other comprehensive income.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

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On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

2.8. Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants

Share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such they are classified as financial liabilities measured at FVTNE and are remeasured at fair value on a quarterly basis with all changes being reflected as a component of net earnings. This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively. This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

Share purchase warrants with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity as a component of contributed surplus.  Upon exercise, the original consideration is reallocated from contributed surplus to issued share capital along with the associated exercise price.

Other Financial Liabilities

Accounts payable and accrued liabilities, silver interest payments and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with the related interest expense being recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are measured as at FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in net earnings.

2.9. Silver and Gold Interests

Agreements for which settlement is called for in silver and gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges.

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The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Asset Impairment

At the end of each reporting period, the Company reviews the carrying amounts of each agreement to determine whether there is any indication that those agreements have suffered an impairment loss.  If such an indication exists, the recoverable amount of the agreement is estimated in order to determine the extent of the impairment (if any).  The recoverable amount of each agreement is the higher of fair value less costs to sell, calculated using the best available market information, and value in use.  In assessing the value-in-use, the estimated future cash flows, calculated using estimated production, sales prices and purchase costs, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the agreement for which the estimates of future cash flows have not been adjusted.  If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected in net earnings so as to reduce the carrying amount to its fair value.

A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected in net earnings.

At March 31, 2011, no asset impairment was required.

2.10. Borrowing and Debt Issue Costs

Borrowing costs allocable to the acquisition or construction of qualifying assets, which necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification “other (income) expense”, as incurred.  For the purposes of determining whether borrowing costs are allocable to qualifying assets, outstanding debt is first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.

2.11. Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated income statement, if any.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement at the end of the associated performance periods which, in turn, is based on the current quoted market value

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of the underlying shares and applicable multiplier for current performance.  This estimated expense is reflected in net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The current fair values are re-measured at the end of each period, with resulting adjustments to the accrued liability recorded as compensation cost or compensation cost recovery in the period.  The accrued liability for PSUs that are forfeited are derecognized and recorded as a compensation cost recovery in the period of forfeiture.

2.12. Income Taxes

The liability method of accounting for income taxes is used.  As the majority of the Company’s operating profit is derived from its subsidiaries, SW Caymans and SST Barbados, which are incorporated and operated in the Cayman Islands and Barbados, respectively, the Company’s profits are subject to minimal income tax.  Management views the subsidiaries’ profits as part of its permanent investment in the subsidiaries, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, the Company has not provided for deferred income taxes on the undistributed earnings of its foreign subsidiaries.

2.13. Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

2.14. Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the Company operates.  The interim unaudited consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.  Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s investments in common shares held which are reflected in OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders equity until they are realized as a result of a sale, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

2.15. Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At March 31, 2011, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a

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provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3. Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgements made by management in preparing the consolidated financial statements are described below.

3.1. Attributable Reserve and Resource Estimates

Silver and gold interests are a significant asset of the Company, with a carrying value of $1.9 billion at March 31, 2011.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2. Depletion

As more fully described in Note 2.9, the Company’s silver and gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

3.3. Impairment of Assets

As more fully described in Note 2.9, the Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance. Management considers each precious metal purchase agreement to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets.

3.4. Valuation of Stock Based Compensation

As more fully described in Note 2.11, the Company has various forms of stock based compensation, including stock options, RSUs and PSUs.  The calculation of the fair value of stock options and PSU’s issued requires the use of estimates as more fully described in Note 14.

3.5. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the

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outcome of future events.  In the opinion of management, these matters did not have a material effect on the Company’s consolidated financial position or results of operations as at March 31, 2011.

3.6. Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgement.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period.

4. Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

4.1. Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 10) and equity attributable to common shareholders, comprising of issued capital and contributed surplus, retained earnings and accumulated reserves.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 10).

The Company is in compliance with the debt covenants described in Note 10.

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4.2. Categories of Financial Assets and Liabilities

Financial assets are reported at fair value, with the exception of trade receivables which are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.  Fair value adjustments on financial assets are reflected as a component of net earning with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long term investments are for strategic purposes and are not “held for trading”, the Company has made a one time, irrevocable election to reflect  the fair value adjustments associated with these investments as a component of OCI.  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	March 31	December 31	January 1
(US dollars in thousands)		2011	2010	2010
Financial Assets
Fair value through net earnings
Cash and cash equivalents		$564,075	$428,636	$227,566
Long-term investments - warrants held	8	5,618	5,700	1,245
Trade receivable from provisional concentrate sales, net	5	2,692	4,650	3,041
Fair value through other comprehensive income
Long-term investments - common shares held	8	271,270	278,748	72,502
Amortized cost
Accounts receivable - trade	5	5,127	2,438	1,840
		$848,782	$720,172	$306,194
Financial Liabilities
Fair value through net earnings
Liability for Canadian dollar share purchase warrants	12	$-	$-	$51,967
Amortized cost
Accounts payable and accrued liabilities		5,296	9,843	10,302
Bank debt		100,040	107,180	135,740
Silver interest payments due		257,393	255,589	367,584
		$362,729	$372,612	$565,593

4.3. Credit Risk

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company invests surplus cash in short-term, high credit quality, money market instruments.  In addition, the Company's insurance providers, lenders and the counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

4.4. Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at March 31, 2011, the Company had cash and cash equivalents of $564.1 million and working capital of $405.9 million.

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The Company invests surplus cash in short-term, high credit quality  money market instruments.  Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds common shares and warrants of other exploration and mining companies with a combined market value at March 31, 2011 of $276.9 million (December 31, 2010 - $284.4 million).   The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its non-derivative financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities is based on the earliest date on which the Company may be required to pay.

As at March 31, 2011
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$21,420	$28,560	$28,560	$21,500	$-	$-	$100,040
Interest on term loan	833	817	472	129	-	-	2,251
Payments due under the Barrick Silver Purchase Agreement	137,500	137,500	-	-	-	-	275,000
Accounts payable and accrued liabilities	5,296	-	-	-	-	-	5,296
Total	$165,049	$166,877	$29,032	$21,629	$-	$-	$382,587

As at December 31, 2010
(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Term loan	$28,560	$28,560	$28,560	$21,500	$-	$-	$107,180
Interest on term loan	1,158	817	472	129	-	-	2,576
Payments due under the Barrick Silver Purchase Agreement	137,500	137,500	-	-	-	-	275,000
Accounts payable and accrued liabilities	9,843	-	-	-	-	-	9,843
Total	$177,061	$166,877	$29,032	$21,629	$-	$-	$394,599

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4.5. Currency Risk

The Company undertakes certain transactions denominated in the Canadian dollar, including operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31	December 31	January 1
(US dollars in thousands)	2011	2010	2010
Monetary Assets
Cash and cash equivalents	$29,141	$42,505	$6,015
Accounts receivable	242	183	310
Long-term investments - common shares held	271,270	278,748	72,503
Long-term investments - warrants held	5,618	5,700	1,244
	$306,271	$327,136	$80,072
Monetary Liabilities
Accounts payable	$332	$435	$389
Accrued liabilities	1,785	3,859	2,713
	$2,117	$4,294	$3,102

The following tables detail the Company’s sensitivity to a 10% increase and decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at March 31, 2011
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$3,287	$(3,287)
Increase (decrease) in other comprehensive income	27,127	(27,127)
Comprehensive income (loss)	$30,414	$(30,414)

	As at December 31, 2010
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar
Increase (decrease) in net earnings	$4,409	$(4,409)
Increase (decrease) in other comprehensive income	27,875	(27,875)
Comprehensive income (loss)	$32,284	$(32,284)

4.6. Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 95 days.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  The weighted average interest rate paid by the Company during the first quarter of 2011 on its outstanding borrowings was 1.17%.

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For the three months ended March 31, 2011, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the three months ended March 31, 2011 by approximately $0.3 million.

4.7. Commodity price risk

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

4.8. Other Price Risks

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at March 31, 2011.

If equity prices had been 10% higher or lower:

Net earnings for the three months ended March 31, 2011 would have increased/decreased by approximately $0.6 million; and

Other comprehensive income would have increased/decreased by approximately $27.1 million as a result of changes in the fair value of common shares held.

4.9. Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures.

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

SILVER WHEATON FIRST QUARTER REPORT [38]

	March 31, 2011
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$564,075	$564,075	$-	$-
Trade receivable from provisional concentrate sales, net	2,692	-	2,692	-
Long-term investments - common shares held	271,270	271,270	-	-
Long-term investments - warrants held	5,618	-	5,618	-
	$843,655	$835,345	$8,310	$-

	December 31, 2010
(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash and cash equivalents	$428,636	$428,636	$-	$-
Trade receivable from provisional concentrate sales, net	4,650	-	4,650	-
Long-term investments - common shares held	278,748	278,748	-	-
Long-term investments - warrants held	5,700	-	5,700	-
	$717,734	$707,384	$10,350	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement.  As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of warrants held that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 10) and the silver interest payments due (Note 11) are reported at amortized cost using the effective interest method.

SILVER WHEATON FIRST QUARTER REPORT [39]

5. Accounts Receivable

	March 31	December 31	January 1
(in thousands)	2011	2010	2010
Trade receivables	$4,811	$2,015	$1,501
Trade receivable from provisional concentrate sales, net	2,692	4,650	3,041
Other receivables	316	423	339
Total accounts receivable	$7,819	$7,088	$4,881

6. Revenue

	Three Months Ended March 31
(in thousands)	2011	2010
Sales
Silver	$154,304	$76,462
Gold	3,879	9,476
Total sales revenue	$158,183	$85,938

7. General and Administrative

	Three Months Ended March 31
(in thousands)	2011	2010
Salaries and benefits	$2,504	$1,756
Equity settled stock based compensation (a non-cash expense)	1,255	3,108
Depreciation	70	65
Other	2,672	2,266
Total general and administrative	$6,501	$7,195

SILVER WHEATON FIRST QUARTER REPORT [40]

8. Long-Term Investments

	March 31	December 31	January 1
(in thousands)	2011	2010	2010
Common shares held	$271,270	$278,748	$72,502
Warrants held	5,618	5,700	1,245
	$276,888	$284,448	$73,747

Common Shares Held

	March 31, 2011			Dec 31, 2010	Jan 1, 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI	Realized Gain on Disposal	Fair Value	Fair Value
Bear Creek	$138,539	$11,844	$-	$126,695	$38,232
Revett	29,050	4,214	-	24,836	5,815
Mines Management	7,152	(3,204)	-	10,356	6,856
Other	96,529	3,938	4,532	116,861	21,599
	$271,270	$16,792	$4,532	$278,748	$72,502

Warrants Held

	March 31, 2011			Dec 31, 2010	Jan 1, 2010
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Earnings	Realized Loss on Disposal	Fair Value	Fair Value
Revett	$1,326	$530	$-	$796	$282
Other	4,292	(612)	(16)	4,904	963
	$5,618	$(82)	$(16)	$5,700	$1,245

Gains and losses related to long-term investments in common shares held are excluded from net earnings and are included in other comprehensive income.

At March 31, 2011, Silver Wheaton owned 13.3 million common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 14% of the outstanding shares of Bear Creek.  At March 31, 2011, the fair value of the Company’s investment in Bear Creek was $138.5 million.

At March 31, 2011, Silver Wheaton owned 5.0 million common shares of Revett Minerals Inc. (“Revett”) representing approximately 15% of the outstanding shares of Revett.  In addition, the Company owns common share purchase

SILVER WHEATON FIRST QUARTER REPORT [41]

warrants exercisable to acquire an additional 0.2 million common shares of Revett.  At March 31, 2011, the fair value of the Company’s investment in Revett was $30.4 million.

At March 31, 2011, Silver Wheaton owned 2.5 million common shares of Mines Management, Inc. (“Mines Management”), representing approximately 9% of the outstanding shares of Mines Management.  As at March 31, 2011, the fair value of the Company’s investment in Mines Management was $7.2 million

At March 31, 2011, Silver Wheaton owned common shares and share purchase warrants of several publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies, these investments have been reflected in these financial statements as part of Other long-term investments.  At March 31, 2011, the fair value of the Other long-term investments was $100.8 million.

Warrants acquired as part of private placements have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 4).

The Company recorded a deferred income tax liability related to the fair value gain on its long-term investments in common shares held, with the associated $2.1 million deferred income tax expense being reflected as a component of other comprehensive income.

9. Silver and Gold Interests

March 31, 2011
Cost				Accumulated Depletion			Net Book Value
(in thousands)	Opening	Additions	Ending	Opening	Depletion	Ending
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(1,250)	$(20,057)	$170,274
Zinkgruvan	77,919	-	77,919	(17,797)	(544)	(18,341)	59,578
Yauliyacu	285,292	-	285,292	(48,972)	(602)	(49,574)	235,718
Peñasquito	524,626	-	524,626	(9,696)	(2,266)	(11,962)	512,664
Cozamin	41,959	-	41,959	(11,010)	(1,255)	(12,265)	29,694
Barrick 1	607,612	4,560	612,172	(12,305)	(2,414)	(14,719)	597,453
Other 2	294,258	88	294,346	(27,280)	(2,928)	(30,208)	264,138
	$2,021,997	$4,648	$2,026,645	$(145,867)	$(11,259)	$(157,126)	$1,869,519
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(425)	$(11,452)	$36,322
	$2,069,771	$4,648	$2,074,419	$(156,894)	$(11,684)	$(168,578)	$1,905,841

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

SILVER WHEATON FIRST QUARTER REPORT [42]

December 31, 2010
Cost					Accumulated Depletion				Net Book Value
(in thousands)	Opening	Additions	Disposals	Ending	Opening	Depletion	Disposals	Ending
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(14,900)	$(3,907)	$-	$(18,807)	$171,524
Zinkgruvan	77,919	-	-	77,919	(14,599)	(3,198)	-	(17,797)	60,122
Yauliyacu	285,292	-	-	285,292	(43,227)	(5,745)	-	(48,972)	236,320
Peñasquito	524,365	261	-	524,626	(2,217)	(7,479)	-	(9,696)	514,930
Cozamin	41,959	-	-	41,959	(4,497)	(6,513)	-	(11,010)	30,949
Barrick 1	583,485	24,127	-	607,612	(3,339)	(8,966)	-	(12,305)	595,307
Other 2	284,266	35,470	(25,478)	294,258	(18,717)	(15,686)	7,123	(27,280)	266,978
	$1,987,617	$59,858	$(25,478)	$2,021,997	$(101,496)	$(51,494)	$7,123	$(145,867)	$1,876,130
Gold interests
Minto	$47,283	$491	$-	$47,774	$(4,928)	$(6,099)	$-	$(11,027)	$36,747
	$2,034,900	$60,349	$(25,478)	$2,069,771	$(106,424)	$(57,593)	$7,123	$(156,894)	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Rosemont and Loma de La Plata silver interests.

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2011			December 31, 2010
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$44,467	$125,807	$170,274	$40,539	$130,985	$171,524
Zinkgruvan	39,056	20,522	59,578	39,600	20,522	60,122
Yauliyacu	44,073	191,645	235,718	9,386	226,934	236,320
Peñasquito	418,816	93,848	512,664	398,632	116,298	514,930
Cozamin	29,694	-	29,694	30,949	-	30,949
Barrick 1, 2	31,459	565,994	597,453	34,616	560,691	595,307
Other 3	114,647	149,491	264,138	115,368	151,610	266,978
	$722,212	$1,147,307	$1,869,519	$669,090	$1,207,040	$1,876,130
Gold interests
Minto	$27,866	$8,456	$36,322	$26,673	$10,074	$36,747
	$750,078	$1,155,763	$1,905,841	$695,763	$1,217,114	$1,912,877

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Rosemont, Aljustrel and Loma de La Plata silver interests.

SILVER WHEATON FIRST QUARTER REPORT [43]

10. Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”).  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the three months ended March 31, 2011, the Company repaid $7.1 million of the balance outstanding on the Term Loan.  As at March 31, 2011, the Company had $400 million available under its revolving debt facility.

The Company is in compliance with the debt covenants described above.

	March 31, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	71,480	-	71,480
	$100,040	$-	$100,040

Interest capitalized during the period	$302	$-	$302
Effective interest rate	1.17%	0.00%	1.17%

	December 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	78,620	-	78,620
	$107,180	$-	$107,180

Interest capitalized during the year	$1,420	$-	$1,420
Effective interest rate	1.16%	0.00%	1.16%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

SILVER WHEATON FIRST QUARTER REPORT [44]

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2011	$21,420	$-	$21,420
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$100,040	$-	$100,040

11. Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.  The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments due are reported at amortized cost using the effective interest method.  Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.  To date, $33.4 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $4.3 million was capitalized during the first quarter of 2011.

12. Liability For Canadian Dollar Share Purchase Warrants

Share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency (US dollars) are considered derivative instruments.  As such, they are classified as a financial liability and are remeasured at fair value on a quarterly basis with all fair value changes being reflected as a component of net earnings.   This accounting treatment was applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively.  This non-cash adjustment had no effect on the Company’s cash flow or liquidity.

A continuity schedule of the Company’s Canadian dollar share purchase warrants outstanding since January 1, 2010 is presented below:

		Weighted
	Warrants	Avg Exercise	Exchange
	Outstanding	Price (Cdn$)	Ratio

At January 1, 2010	7,780,900	$10.00	1.00
Exercised	(17,250)	10.00	1.00
At March 31, 2010	7,763,650	$10.00	1.00
Exercised	(7,720,720)	10.00	1.00
Expired	(42,930)	10.00	1.00
At December 31, 2010 & March 31, 2011	-	n/a	n/a

SILVER WHEATON FIRST QUARTER REPORT [45]

13. Stock Based Compensation

13.1. Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company expenses the fair value of stock options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30- month historic average share price volatility.  The weighted-average fair value of options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months ended March 31
	2011	2010
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$41.58	Cdn$15.89
Expected dividend yield	0.3%	0.0%
Expected volatility	50%	55%
Risk-free interest rate	1.85%	1.70%
Estimated forfeiture rate	0%	0%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$13.19	Cdn$5.57

During the three months ended March 31, 2011, the Company issued 335,400 share purchase options with a weighted average exercise price of Cdn$41.58 per option and a fair value of $4.5 million (Cdn$13.19 per option).  For the same period in 2010, the Company issued 1,188,700 options with a weighted average exercise price of Cdn$15.89 per option with a fair value of $6.4 million (Cdn$5.57 per option), which was determined using the Black-Scholes option value method.

Equity settled stock based compensation expense during the three months ended March 31, 2011 included $0.8 million of amortization of the fair value of the share purchase options issued, compared to $2.8 million during the comparable period of 2010.

At March 31, 2011, there were 2,562,316 share purchase options outstanding with a weighted average exercise price of Cdn$17.88 per option.

SILVER WHEATON FIRST QUARTER REPORT [46]

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2010 to March 31, 2011 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2010	4,137,228	$11.90
Granted	1,188,700	15.89
Exercised	(320,850)	10.53
At March 31, 2010	5,005,078	$12.93
Granted	100,000	15.95
Exercised	(2,492,923)	12.01
Forfeited	(8,333)	9.08
At December 31, 2010	2,603,822	$13.91
Granted	335,400	41.58
Exercised	(376,906)	11.34
At March 31, 2011	2,562,316	$17.88

As it relates to share purchase options, during the first quarter of 2011, the weighted average share price at the time of exercise was Cdn$42.59 per share, as compared to Cdn$16.54 during the comparable period of 2010.

The following table summarizes information about the options outstanding and exercisable at March 31, 2011:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$5.41 - $9.87	343,248	2.8 years	339,915
$9.88 - $15.00	428,288	0.9 years	428,288
$15.01 - $16.63	1,455,380	3.4 years	992,487
$16.64 - $41.58	335,400	5.0 years	-
	2,562,316	3.1 years	1,760,690

13.2. Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.

During the three months ended March 31, 2011, the Company issued 33,500 restricted share units with a fair value of $1.5 million (Cdn$43.74 per restricted share unit), compared to 139,300 restricted share units with a fair value of $2.2 million (Cdn$15.89 per restricted share unit) during the comparable period in 2010.

Equity settled stock based compensation expense during the three months ended March 31, 2011 included $0.4 million of amortization of the fair value of restricted share units issued, compared to $0.3 million during the comparable period in 2010.

SILVER WHEATON FIRST QUARTER REPORT [47]

At March 31, 2011, there were 160,865 restricted share units outstanding.

13.3. Performance Share Units (“PSUs”)

During the first quarter of 2011, the Company established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect the current market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

During the three months ended March 31, 2011, the Company issued 61,800 performance share units.  General and administrative expense during the three months ended March 31, 2011 included a $29,000 accrual related to the anticipated fair value of the PSUs issued, compared to $NIL during the comparable period in 2010.

14. Issued Capital and Contributed Surplus

	Note	March 31	December 31
(US dollars and shares in thousands)		2011	2010
Issued Capital
Share capital issued and outstanding: 353,229 (December 31, 2010: 352,785)	14.1	$1,789,163	$1,782,510
Contributed Surplus
Share purchase options	13.1	$9,424	$9,853
Restricted share units	13.2	1,448	1,952
Share purchase warrants	14.2	7,462	7,471
		$18,334	$19,276
Total issued capital and contributed surplus		$1,807,497	$1,801,786

14.1. Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at March 31, 2011, the Company had no preference shares outstanding.

SILVER WHEATON FIRST QUARTER REPORT [48]

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2010 to March 31, 2011 is presented below:

	Number of Shares	Weighted Average Price (Cdn$)

At January 1, 2010	342,186,624
Share purchase options exercised	320,850	10.53
Share purchase warrants exercised	17,250	10.00
Restricted share units released	21,988	-
At March 31, 2010	342,546,712
Share purchase options exercised	2,492,923	12.01
Share purchase warrants exercised	7,720,780	10.00
Restricted share units released	24,967	-
At December 31, 2010	352,785,382
Share purchase options exercised	376,906	11.34
Share purchase warrants exercised	3,074	20.00
Restricted share units released	63,626
At March 31, 2011	353,228,988

14.2. Share Purchase Warrants

The following table summarizes information about the share purchase warrants outstanding at March 31, 2011:

	Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
New Warrants	2,715,131	$20.00	September 5, 2013

Each warrant (TSX: SLW.WT.U) entitles the holder the right to purchase one of the Company’s common shares.

15. Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

SILVER WHEATON FIRST QUARTER REPORT [49]

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2011	2010
Basic weighted average number of shares outstanding	352,898	342,334
Effect of dilutive securities
Share purchase options	1,562	1,065
Share purchase warrants	1,244	2,941
Restricted share units	199	117
Diluted weighted average number of shares outstanding	355,903	346,457

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$36.88, compared to Cdn$16.08 for the comparable period in 2010.

	Three Months Ended March 31
(in thousands)	2011	2010
Share purchase options	335	677
Share purchase warrants	-	2,718
Total	335	3,395

The earnings used in the calculation of diluted earnings per share are as follows:

	Three Months Ended March 31
(in thousands)	2011	2010
Earnings used in the calculation of total basic EPS	$122,176	$50,559
Adjustments
Gain on fair value adjustment of warrants issued	-	(6,306)
Earnings used in the calculation of total diluted EPS	$122,176	$44,253

SILVER WHEATON FIRST QUARTER REPORT [50]

16. Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2011	2010
Change in non-cash working capital
Accounts receivable	$(730)	$(483)
Accounts payable	(120)	(3,271)
Accrued liabilities	(4,415)	(567)
Other	(127)	276
Total change in non-cash working capital	$(5,392)	$(4,045)

17. Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Three months ended March 31
(in thousands)	2011	2010
Salaries and benefits	$1,269	$988
Equity settled stock based compensation (a non-cash expense)	959	2,097
Total executive compensation	$2,228	$3,085

18. Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2011	2010
Deferred income tax expense relating to the change in temporary differences	$(2,519)	$377
Deferred income tax recovery recognized in net earnings	$(2,519)	$377

SILVER WHEATON FIRST QUARTER REPORT [51]

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2011	2010
Deferred income tax recovery relating to share issue costs	$-	$(377)
Deferred income tax recovery recognized in equity	$-	$(377)

Income tax recognized in other comprehensive income is comprised of the following:

	Three Months Ended March 31
(in thousands)	2011	2010
Deferred income tax expense related to the gains on long-term investments - common shares held	$2,099	$-
Deferred income tax expense recognized in other comprehensive income	$2,099	$-

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2011	2010
Earnings from continuing operations before income taxes	$119,657	$50,936
Canadian federal and provincial income tax rates	26.50%	28.50%
Income tax expense based on above rates	31,709	14,517
Canadian functional currency election 1	(3,556)	-
Non-deductible portion of capital losses, net of capital gains	11	415
Non-deductible stock based compensation and other	722	916
Non-taxable gain on derivative liability	-	(2,249)
Differences in tax rates in foreign jurisdictions	(31,393)	(12,948)
Impact of future income tax rate applied versus current statutory rate	(12)	(4)
Change in unrecognized temporary differences	-	(270)
Deferred income tax (recovery) expense	$(2,519)	$377

1)	The Company has elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

SILVER WHEATON FIRST QUARTER REPORT [52]

The movement in deferred tax assets and liabilities for the three months ended March 31, 2011 and the year ended December 31, 2010 is shown below:

	Three Months Ended March 31, 2011
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Functional Currency Election	Other			Closing Balance
Deferred tax assets
Non-capital losses	$16,153	$-	$(426)	$-	$-	$15,727
Long-term investments	366	-	-	266	-	632
Financing fees	4,467	-	(443)		-	4,024
Capital losses	8,775	-	567	(434)	-	8,908
Foreign exchange on investments	792	-	(603)	-	-	189
Other	184	6	64	-	-	254
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(28)	-	-	(10,117)
Foreign exchange on debt	(575)	-	39	-	-	(536)
Long-term investments	(16,230)	-	8	(1,931)	-	(18,153)
Silver and gold interests	(3,996)	2,881	(215)	-	-	(1,330)
Total	$(822)	$3,556	$(1,037)	$(2,099)	$-	$(402)

	Year Ended December 31, 2010
		Recognized In Income Tax Expense		Recognized In OCI	Recognized In Shareholders' Equity
Recognized deferred tax assets and liabilities	Opening Balance	Foreign Exchange	Other			Closing Balance
Deferred tax assets
Non-capital losses	$9,805	$512	$3,908	$-	$1,928	$16,153
Long-term investments	-	-	-	366	-	366
Financing fees	4,634	242	(1,833)		1,424	4,467
Capital losses	-	-	8,775	-	-	8,775
Foreign exchange on investments	-	-	792	-	-	792
Other	-	-	184	-	-	184
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,051)	(525)	(182)	-	-	(10,758)
Foreign exchange on debt	-	-	(575)	-	-	(575)
Long-term investments	-	-	(1,442)	(14,788)	-	(16,230)
Silver and gold interests	(4,388)	(229)	621	-	-	(3,996)
Total	$-	$-	$10,248	$(14,422)	$3,352	$(822)

The deferred tax assets and liabilities are offset on the balance sheet.

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of Nil% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.  The Company does not have any plans to repatriate the profits of its foreign subsidiaries to Canada.  Accordingly, no deferred tax liability has been recognized in respect of $183 million of temporary differences relating to investments in these subsidiaries as the Company is in a position to control the timing of the repatriation of undistributed retained earnings and it is probable that such differences will not reverse in the foreseeable future.

SILVER WHEATON FIRST QUARTER REPORT [53]

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulation could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of the reporting period.

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $63.0 million will expire as follows: 2026 –$7.3 million, 2027 – $14.6 million, 2028 – $31.7 million, 2029 - $9.4 million.  In addition, the Company has available net capital losses of $35.6 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

19. Operating Leases

Leasing Arrangements

The Company has entered into a nine year lease agreement for its offices in Canada which expires on October 31, 2016.  The lease is subject to an inflationary adjustment in November 2013.

In addition, the Company has entered into a five year lease agreement for its offices in the Cayman Islands which expires on October 31, 2012, with an option to extend the lease for another five years at the Company’s discretion.  The lease is subject to an annual inflationary adjustment of 3.1%.

Payments Recognized as an Expense

	Three Months Ended March 31
(in thousands)	2011	2010
Minimum lease payments	$114	$113
Sub-lease payments received	(4)	(7)
Total	$110	$106

Non-Cancellable Operating Lease Commitments

The future minimum lease payments under non-cancellable leases are as follows:

	March 31	December 31	January 1
(in thousands)	2011	2010	2010
Not later than 1 year	$510	$501	$467
Later than 1 year and not later than 5 years	2,102	2,075	1,969
Later than 5 years	492	604	1,101
Total	$3,104	$3,180	$3,537

SILVER WHEATON FIRST QUARTER REPORT [54]

Liabilities Recognized in Respect of Non-Cancellable Operating Leases

	March 31	December 31	January 1
(in thousands)	2011	2010	2010
Lease incentives
Current	$30	$36	$21
Long-term	248	278	297
Total	$278	$314	$318

SILVER WHEATON FIRST QUARTER REPORT [55]

20. Commitments And Contingencies

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold

San Dimas	100% 3	-	$4.04	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 6	8-Sep-09
Veladero	100% 7	-	$3.90	n/a	4 years 6	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.94	n/a	Life of Mine 8	5-Jun-07
Stratoni	100%	-	$3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90	n/a	Life of Mine 8	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to  make up for the shortfall, so long as production allows.  The cumulative shortfall as at March 23, 2011, representing the five year anniversary, was 9.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON FIRST QUARTER REPORT [56]

Other Contractual Obligations

	Obligations With Scheduled Payment Dates					Contingent Obligations
(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Sub-Total		Total
Bank debt 1	$ 21,420	$ 78,620	$ -	$ -	$ 100,040	$ -	$ 100,040
Silver interest payments
Barrick	137,500	137,500	-	-	275,000	-	275,000
Rosemont 2	-	-	-	-	-	230,000	230,000
Loma de La Plata 3	-	-	-	-	-	32,400	32,400
Operating leases	382	1,569	1,021	132	3,104	-	3,104
Other	453	767	206	-	1,426	-	1,426
Total contractual obligations	$ 159,755	$ 218,456	$ 1,227	$ 132	$ 379,570	$ 262,400	$ 641,970

1)	Does not include payments of interest related to bank debt.
2)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

3)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters did not have a material effect on the Company’s consolidated financial position or results of operations as at March 31, 2011.

SILVER WHEATON FIRST QUARTER REPORT [57]

21. Segmented Information

The Company’s reportable operating segments are summarized in the table below:

Three Months Ended March 31, 2011
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Mar 31, 2011	Dec 31, 2010
Silver
San Dimas	$58,371	$7,070	$1,250	$50,051	$50,203	$170,274	$171,524
Zinkgruvan	11,049	1,310	544	9,195	9,606	59,578	60,122
Yauliyacu	3,523	478	602	2,443	3,045	235,718	236,320
Peñasquito	27,020	3,669	2,266	21,085	23,351	512,664	514,930
Cozamin	8,651	1,097	1,255	6,299	7,776	29,694	30,949
Barrick	21,663	2,654	2,414	16,595	17,451	597,453	595,307
Other 1	24,027	2,913	2,928	18,186	20,184	264,138	266,978
	$154,304	$19,191	$11,259	$123,854	$131,616	$1,869,519	$1,876,130
Gold
Minto	3,879	757	425	2,697	2,870	36,322	36,747
Corporate				(4,375)	(7,279)	851,224	722,506
Consolidated	$158,183	$19,948	$11,684	$122,176	$127,207	$2,757,065	$2,635,383

1)	Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests.

Three Months Ended March 31, 2010
	Sales	Cost of sales	Depletion	Net earnings	Cash flow from (used in) operations	Total assets at:
(in thousands)						Mar 31, 2010	Jan 1, 2010
Silver
San Dimas	$20,851	$4,871	$947	$15,033	$15,980	$174,490	$175,431
Zinkgruvan	8,557	2,011	854	5,692	5,704	62,466	63,320
Yauliyacu	10,135	2,309	2,017	5,809	7,849	240,048	242,065
Peñasquito	7,375	1,653	1,078	4,644	5,722	521,330	522,148
Cozamin	4,813	1,124	1,298	2,391	4,035	36,163	37,462
Barrick	13,498	3,053	2,740	7,705	8,410	583,731	580,146
Other 1	11,233	2,563	2,609	6,061	8,982	262,967	265,549
	$76,462	$17,584	$11,543	$47,335	$56,682	$1,881,195	$1,886,121
Gold
Minto	9,476	2,583	2,008	4,885	5,752	40,347	42,355
Corporate				(1,661)	(4,834)	364,883	309,073
Consolidated	$85,938	$20,167	$13,551	$50,559	$57,600	$2,286,425	$2,237,549

1)	Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Loma de La Plata and La Negra silver interests.

SILVER WHEATON FIRST QUARTER REPORT [58]

22. First Time Adoption of IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  The Company transitioned from GAAP to IFRS effective January 1, 2010.  Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies.  This note explains the principal adjustments made by the Company in restating its previous balance sheet as at January 1, 2010 which was prepared in accordance with GAAP in addition to its previously published GAAP financial statements for the year ended December 31, 2010.

The Company’s consolidated financial statements for the year ended December 31, 2011 will be the first annual financial statements that the Company will prepare in accordance with IFRS.  The Company will ultimately prepare its opening consolidated IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2011 or prior.  Accordingly, the opening IFRS consolidated balance sheet and the December 31, 2010 comparative balance sheet presented in the consolidated financial statements for the year ended December 31, 2011 may differ from those presented at this time.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRSs effective for December 2010 year ends.

The Company has applied the following exemptions:

•	IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

An explanation of how the transition from GAAP to IFRS has affected the Company’s statement of financial position and statement of comprehensive loss is set out in the following statements.

SILVER WHEATON FIRST QUARTER REPORT [59]

Reconciliation of Equity as at January 1, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$227,566	$-	$-	$-	$-	$-	$-	$227,566
Accounts receivable	4,881	-	-	-	-	-	-	4,881
Other	1,027	-	-	-	-	-	-	1,027
Total current assets	$233,474	$-	$-	$-	$-	$-	$-	$233,474
Non-current assets
Silver and gold interests	$1,928,476	$-	$-	$-	$-	$-	$-	$1,928,476
Long-term investments	73,747	-	-	-	-	-	-	73,747
Other	1,852	-	-	-	-	-	-	1,852
Total non-current assets	$2,004,075	$-	$-	$-	$-	$-	$-	$2,004,075
Total assets	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,302	$-	$-	$-	$-	$-	$-	$10,302
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	130,788	-	-	-	-	-	-	130,788
Total current liabilities	$169,650	$-	$-	$-	$-	$-	$-	$169,650
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$208,318	$(166,626)	$10,275	$-	$-	$-	$51,967
Long-term portion of bank debt	107,180	-	-	-	-	-	-	107,180
Long-term portion of silver interest payments	236,796	-	-	-	-	-	-	236,796
Total non-current liabilities	$343,976	$208,318	$(166,626)	$10,275	$-	$-	$-	$395,943
Total liabilities	$513,626	$208,318	$(166,626)	$10,275	$-	$-	$-	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,333,189	$-	$166,626	$(10,275)	$-	$-	$7,555	$1,497,095
Retained earnings	343,834	(208,318)	-	-	64,149	(1,245)	(7,555)	190,865
Long-term investment revaluation reserve	46,900	-	-	-	(64,149)	1,245	-	(16,004)
Total shareholders' equity	$1,723,923	$(208,318)	$166,626	$(10,275)	$-	$-	$-	$1,671,956
Total liabilities and shareholders' equity	$2,237,549	$-	$-	$-	$-	$-	$-	$2,237,549

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in CAD $.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in CAD $.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in CAD $.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON FIRST QUARTER REPORT [60]

Reconciliation of Equity as at March 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IAS 32 3	IFRS 9 4	IFRS 9 5	IAS 12 6	IFRS
Assets
Current assets
Cash and cash equivalents	$279,658	$-	$-	$-	$-	$-	$-	$279,658
Accounts receivable	5,364	-	-	-	-	-	-	5,364
Other	751	-	-	-	-	-	-	751
Total current assets	$285,773	$-	$-	$-	$-	$-	$-	$285,773
Non-current assets
Silver and gold interests	$1,921,542	$-	$-	$-	$-	$-	$-	$1,921,542
Long-term investments	77,358	-	-	-	-	-	-	77,358
Other	1,752	-	-	-	-	-	-	1,752
Total non-current assets	$2,000,652	$-	$-	$-	$-	$-	$-	$2,000,652
Total assets	$2,286,425	$-	$-	$-	$-	$-	$-	$2,286,425

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,295	$-	$-	$-	$-	$-	$-	$6,295
Current portion of bank debt	28,560	-	-	-	-	-	-	28,560
Current portion of silver interest payments	132,988	-	-	-	-	-	-	132,988
Total current liabilities	$167,843	$-	$-	$-	$-	$-	$-	$167,843
Non-current liabilities
Liability for Canadian dollar share purchase warrants	$-	$202,012	$(166,704)	$10,253	$-	$-	$-	$45,561
Long-term portion of bank debt	100,040	-	-	-	-	-	-	100,040
Long-term portion of silver interest payments	240,779	-	-	-	-	-	-	240,779
Total non-current liabilities	$340,819	$202,012	$(166,704)	$10,253	$-	$-	$-	$386,380
Total liabilities	$508,662	$202,012	$(166,704)	$10,253	$-	$-	$-	$554,223
Shareholders' Equity
Issued capital and contributed surplus	$1,339,760	$-	$166,704	$(10,253)	$-	$-	$7,932	$1,504,143
Retained earnings	388,464	(202,012)	-	-	64,149	(1,245)	(7,932)	241,424
Long-term investment revaluation reserve	49,539	-	-	-	(64,149)	1,245	-	(13,365)
Total shareholders' equity	$1,777,763	$(202,012)	$166,704	$(10,253)	$-	$-	$-	$1,732,202
Total liabilities and shareholders' equity	$2,286,425	$-	$-	$-	$-	$-	$-	$2,286,425

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in CAD $.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in CAD $.
3)	IAS 32 – Financial Instruments Presentation - to reclassify share purchase warrants issued with strike price in CAD $.
4)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
5)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
6)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON FIRST QUARTER REPORT [61]

Reconciliation of Equity as at December 31, 2010

(US dollars in thousands)	GAAP	IAS 32 1	IAS 32 2	IFRS 9 3	IFRS 9 4	IAS 12 5	IFRS
Assets
Current assets
Cash and cash equivalents	$428,636	$-	$-	$-	$-	$-	$428,636
Accounts receivable	7,088	-	-	-	-	-	7,088
Other	727	-	-	-	-	-	727
Total current assets	$436,451	$-	$-	$-	$-	$-	$436,451
Non-current assets
Silver and gold interests	$1,912,877	$-	$-	$-	$-	$-	$1,912,877
Long-term investments	284,448	-	-	-	-	-	284,448
Other	1,607	-	-	-	-	-	1,607
Total non-current assets	$2,198,932	$-	$-	$-	$-	$-	$2,198,932
Total assets	$2,635,383	$-	$-	$-	$-	$-	$2,635,383
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,843	$-	$-	$-	$-	$-	$9,843
Current portion of bank debt	28,560	-	-	-	-	-	28,560
Current portion of silver interest payments	133,243	-	-	-	-	-	133,243
Total current liabilities	$171,646	$-	$-	$-	$-	$-	$171,646
Non-current liabilities
Deferred income tax liability	$822	$-	$-	$-	$-	$-	$822
Liability for Canadian dollar share purchase warrants	-	341,528	(341,528)	-	-	-	-
Long-term portion of bank debt	78,620	-	-	-	-	-	78,620
Long-term portion of silver interest payments	122,346	-	-	-	-	-	122,346
Total non-current liabilities	$201,788	$341,528	$(341,528)	$-	$-	$-	$201,788
Total liabilities	$373,434	$341,528	$(341,528)	$-	$-	$-	$373,434
Shareholders' Equity
Issued capital and contributed surplus	$1,449,351	$-	$341,528	$-	$-	$10,907	$1,801,786
Retained earnings	633,927	(341,528)	-	64,149	(1,566)	(10,907)	344,075
Long-term investment revaluation reserve	178,671	-	-	(64,149)	1,566	-	116,088
Total shareholders' equity	$2,261,949	$(341,528)	$341,528	$-	$-	$-	$2,261,949
Total liabilities and shareholders' equity	$2,635,383	$-	$-	$-	$-	$-	$2,635,383

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share purchase warrants issued with a strike price in CAD $.
2)	IAS 32 – Financial Instruments Presentation - to record the fair value increment on the exercise of the Company's share purchase warrants issued with a strike price in CAD $.
3)	IFRS 9 – Financial Instruments - to reclassify the Canadian GAAP other-than-temporary unrealized loss on long-term investments – common shares held.
4)	IFRS 9 – Financial Instruments - to reclassify the realized gain on long-term investments – common shares held.
5)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON FIRST QUARTER REPORT [62]

Reconciliation of Net Income and Comprehensive Income for the Three Months Ended March 31, 2010

(in thousands)	GAAP	IAS 32 1	IFRS 12 2	IFRS
Sales	$85,938	$-	$-	$85,938
Cost of sales	$20,167	$-	$-	$20,167
Depletion	13,551	-	-	13,551
	$33,718	$-	$-	$33,718
Earnings from operations	$52,220	$-	$-	$52,220

Expenses and other income
General and administrative	$7,195	$-	$-	$7,195
Gain on fair value adjustment of warrants issued	-	(6,306)	-	(6,306)
Foreign exchange (gain) loss	(32)	-	-	(32)
Other (income) expense	427	-	-	427
	$7,590	$(6,306)	$-	$1,284
Net earnings	$44,630	$6,306	$-	$50,936
Deferred income tax expense	-	-	(377)	(377)
Net earnings	$44,630	$6,306	$377	$50,559
Other comprehensive income
Gain (loss) on long-term investments - common shares held	2,639	-	-	2,639
Deferred tax benefit	-	-	-	-
Comprehensive income (loss)	$47,269	$6,306	$377	$53,198

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in CAD $.
2)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

SILVER WHEATON FIRST QUARTER REPORT [63]

Reconciliation of Net Income and Comprehensive Income for the Year Ended December 31, 2010

(in thousands)	GAAP	IAS 32 1	IFRS 9 2	IFRS 12 3	IFRS
Sales	$423,353	$-	$-	$-	$423,353
Cost of sales	$82,749	$-	$-	$-	$82,749
Depletion	57,571	-	-	-	57,571
	$140,320	$-	$-	$-	$140,320
Earnings from operations	$283,033	$-	$-	$-	$283,033
Expenses and other income
General and administrative	$24,669	$-	$-	$-	$24,669
Gain on fair value adjustment of warrants issued	-	133,210	-	-	133,210
Foreign exchange (gain) loss	(2,266)	-	-	-	(2,266)
Other (income) expense	(15,863)	-	150	-	(15,713)
	$6,540	$133,210	$150	$-	$139,900
Earnings before tax	$276,493	$(133,210)	$(150)	$-	$143,133
Deferred income tax recovery	13,600	-	-	(3,352)	10,248
Net earnings	$290,093	$(133,210)	$(150)	$3,352	$153,381
Other comprehensive income
Gain (loss) on long-term investments - common shares held	146,193	-	150	-	146,343
Deferred tax expense	(14,422)	-	-	-	(14,422)
Comprehensive income (loss)	$421,864	$(133,210)	$-	$3,352	$285,302

1)	IAS 32 – Financial Instruments Presentation - to record the fair value adjustment on the Company's share-purchase warrants with a strike price in CAD $.
2)	IFRS 9 – Financial Instruments - to reclassify the increase in value of long-term investments which were disposed of during the year.
3)	IAS 12 - Income Taxes - to reclassify the realization of deferred income tax assets associated with the Company's share issue costs.

Notes to the Restatement of Equity and Reported Income from Canadian GAAP to IFRS

22.1 Share Purchase Warrants (IAS 32 – Financial Instruments Presentation)

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then remeasured at fair value on a quarterly basis with the gain or loss being reflected as a component of net earnings.  This accounting treatment is applicable to the Company’s Share Purchase warrants, Series A warrants and Series B warrants, which expired on August 5, 2009, November 30, 2009 and December 22, 2010, respectively.  This non-cash adjustment will have no effect on the Company’s cash flow or liquidity.

22.2  Equity Investments (IFRS 9 – Financial Instruments)

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings.  However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company has made a one time, irrevocable election to present all fair value changes from the long-term investments in other comprehensive income (“OCI”).  No amount recognized in OCI is ever reclassified to net earnings at a later date.  Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings.  In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired,

SILVER WHEATON FIRST QUARTER REPORT [64]

resulting in a $64 million loss being recorded in net earnings.  This non-cash write down has been reallocated from retained earnings to the long-term investment revaluation reserve.

22.3  Income Taxes (IAS 12 – Income Taxes)

IAS 12, Income Taxes (“IAS 12”), requires that current and deferred taxes be recognized in equity or in other comprehensive income when they relate to transactions or events recognized in equity or other comprehensive income in either the same or a different period.  Under Canadian GAAP, current and deferred income taxes are charged or credited to equity or other comprehensive income only when they relate to items recognized in equity or other comprehensive income in the current period.   The Company has incurred costs related to the issuance of common shares which have been credited directly to shareholders’ equity.  These share issue costs are deductible for Canadian tax purposes on a straight-line basis over 5 years.  Under IAS 12, the deferred tax asset must be charged directly to equity when recognized, whereas under Canadian GAAP the recognition of the deferred tax asset is credited to net earnings unless it is recognized in the same year that the share issue costs were incurred.

SILVER WHEATON FIRST QUARTER REPORT [65]

CORPORATE INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Randy Smallwood
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Gary Brown
Chief Financial Officer

Curt Bernardi
Vice President,
Legal & Corporate Secretary

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

E: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Vice President, Investor Relations
T: 1 604 684 9648
TF: 1 800 380 8687
E: info@silverwheaton.com

SILVER WHEATON CORP.
666 Burrard Street, Suite 3150
Vancouver, BC V6C 2X8
Canada

T: 1 604 684 9648
F: 1 604 684 3123
www.silverwheaton.com